Exhibit 99.7

CONSENT OF  B. NICHOLLS

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserve and resource estimates of the Fazenda Brasileiro Project; and

2.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Fazenda Brasileiro Project and the properties described therein.

Date: March 31, 2008

/s/ Beau Nicholls
Name: Beau Nicholls, P. Geo.
Title: Geology Manager- Brazil
Geoexplore Consultoria e Servicos Ltd.